EXHIBIT 17

Dear Board of Directors,

The following resignation letter is private and confidential, intended only for the board of directors.

After careful consideration, I am resigning from my position as a director of Reeds effective March 31, 2024

As a director, I have always been committed to upholding my fiduciary responsibilities and best practices in governance. Given recent changes in ownership, leadership and decision-making processes, I feel it is in the best interest of all parties for me to step aside at this time. My decision is driven by a fundamental difference in views regarding corporate governance and the role of the board in guiding the company’s strategic direction, as well as the majority investor’s desire to replace the independent directors over time.

It has been a privilege to serve the Company, and I sincerely appreciate the opportunity to have contributed to its growth. I wish the Company, and its leadership continued success in the future.

Sincerely,

Lewis (Lew) Jaffe